



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROTH CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Corporate Plaza
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon J. Roth (949)720-5774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

695 Town Center Drive	Costa Mesa	California	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon J. Roth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roth Capital Partners, LLC, as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PRISCILLA KASTNER
Commission # 1247856
Notary Public - California
Orange County
My Comm. Expires Dec 31, 2003

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROTH CAPITAL PARTNERS, LLC
(SEC I.D. No. 8-32129)


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH, D.C.
183
SECTION

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2003
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Roth Capital Partners, LLC

We have audited the statement of financial condition of Roth Capital Partners, LLC (the "Company") as of June 30, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Roth Capital Partners, LLC as of June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 26, 2003

ROTH CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 5,937,386
RECEIVABLE FROM CLEARING BROKER	6,003,427
TRADE RECEIVABLES—Net of allowance of $70,000	874,071
SECURITIES OWNED:	
Marketable—at market value	471,832
Not readily marketable—at estimated fair value	7,797,489
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS—At cost, less accumulated depreciation and amortization of $6,604,773	306,588
NOTES RECEIVABLE—Net of allowance of $207,458	137,832
OTHER ASSETS	444,813
TOTAL	$21,973,438

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 3,462,068
SALARIES, COMMISSIONS AND BONUSES PAYABLE	5,979,486
SECURITIES SOLD BUT NOT YET PURCHASED—At market value	1,124,760
Total liabilities	10,566,314
SUBORDINATED LIABILITIES	2,615,481
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)	
MEMBERS' EQUITY:	
Members' equity before notes receivable from member	9,948,898
Notes receivable from member	(1,157,255)
Total members' equity	8,791,643
TOTAL	$21,973,438

See accompanying notes to statement of financial condition.

ROTH CAPITAL PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001. The Company is a registered broker/dealer, and all securities transactions for the accounts of the Company and its customers are cleared by another broker/dealer on a fully disclosed basis.

Basis of Accounting—The Company uses the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions—Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash balances maintained at banks and $5,446,165 in money market accounts.

Securities Owned and Securities Sold But Not Yet Purchased—Marketable securities owned and securities sold but not yet purchased consist primarily of common stock and are valued at current market prices. Securities not readily marketable consist of partnership interests, and common stock of private companies and warrants that are exchangeable into investment securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or cannot be currently sold because of other arrangements, restrictions or conditions applicable to the securities. Securities not readily marketable are valued at fair value by management based on its knowledge of the market and the security. The Company values the warrants based upon its estimate of fair value, considering the following: the difference in the underlying stock price and the exercise price; restrictions relating to the exercise provisions of the warrants; and restrictions due to liquidity issues on the underlying stock value. Because of the inherent uncertainty of the valuations, those estimated market values may differ from values that would have been used had a ready market for the securities existed, and the difference could be material.

Corporate Finance Income and Syndicated Income—Corporate finance revenues and syndicated income are recognized and recorded upon closure of the financing effort. Such revenues are accrued for in trade receivables in the accompanying statement of financial condition.

Deferred Revenue—Deposits received from corporate finance activities are deferred until earned.

Long-Lived Assets—As required by Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. No impairment loss was recorded for the year ended June 30, 2003.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

Recently Issued Accounting Pronouncements—In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity and requires an issuer to classify the following instruments as liabilities in its balance sheet:

- a financial instrument issued in the form of shares that is mandatorily redeemable and embodies an unconditional obligation that requires the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur;

- a financial instrument, other than an outstanding share, that embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and requires the issuer to settle the obligation by transferring assets; and

- a financial instrument that embodies an unconditional obligation that the issuer must settle by issuing a variable number of its equity shares if the monetary value of the obligation is based solely or predominantly on (1) a fixed monetary amount, (2) variations in something other than the fair value of the issuer's equity shares, or (3) variations inversely related to changes in the fair value of the issuer's equity shares.

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in accounting principle. The Company does not expect the adoption of SFAS No. 150 to have a material impact on the Company's statement of financial condition.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company adopted FIN 45 during the fiscal year 2003, and such adoption did not have a material impact on the statement of financial condition.

2. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Marketable securities owned and securities sold but not yet purchased held as of June 30, 2003 consist entirely of equity securities. Not readily marketable securities consist of the following investments at market value:

Warrants, publicly traded companies	$ 4,326,472
Privately held equity investments	3,205,727
Restricted publicly traded equities	265,290
	$ 7,797,489

3. TRADE AND NOTES RECEIVABLE—NET

Trade receivables primarily consist of revenue earned from investment banking-related transactions that are generally due within the next 12 months. Notes receivable primarily consist of advances to employees, some of which are forgiven over a predetermined service period. The interest rates on the notes receivable have a weighted-average interest rate of approximately 6% per annum as of June 30, 2003 and are due at various times through April 15, 2004. Primarily all of the notes receivable are due from employees and former employees other than members and are unsecured.

4. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes, and accordingly, no provision for income taxes has been made in the accompanying statement of financial condition. The members are required to report their proportionate share of income (loss) on their tax returns.

5. SUBORDINATED LIABILITIES

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital. Interest on the subordinated notes is payable monthly. As of June 30, 2003, the interest rates are 10% and the subordinated liabilities mature at various times through June 30, 2006.

During the year ended June 30, 2003, the Company repaid a $1,500,000 subordinated note prior to its maturity. The note would have been due December 31, 2002.

6. MEMBERS' EQUITY

Notes receivable from members of $1,157,255 represent advances to a principal member. $662,560 of the notes is unsecured, is payable on demand, and carries an interest rate of 5%. $494,695 of the notes is secured, of which $96,546 is currently due and $398,149 is payable on June 30, 2004 and carrying an interest rate of 7% and 7.25%, respectively.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with six months or more of continuous service. The Company may match employee contributions at its sole discretion.

8. COMMITMENTS AND CONTINGENT LIABILITIES

Securities Sold But Not Yet Purchased—In the normal course of business, the Company sells equity securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Company is exposed to the risk that market price increases cause the ultimate obligation for such commitments to exceed the amount recorded on the statement of financial condition.

Settlement of Securities Transactions—The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Underwriting Transactions—In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions relating to such commitments will have no material impact on the Company's financial condition.

Litigation—The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's financial position.

Leases—The Company leases office facilities, furniture and equipment under noncancelable operating leases having terms through 2007. Aggregate minimum commitments under these leases are as follows:

Year Ending June 30	
2004	$2,273,503
2005	2,157,432
2006	1,601,915
2007	956,039
	$6,988,889

Aggregate minimum commitments have not been reduced by minimum sublease rentals of $401,998 for the year ending June 30, 2004 under noncancelable subleases. Deferred rent of $493,786 is included in accounts payable and accrued liabilities in the statement of financial condition.

Limited Partnership Investments—The Company has capital commitments to limited partnerships held in securities owned, not readily marketable, that have not been called as of June 30, 2003 totaling $2,535,228.

Subsequent Events—The Company made two payments in connection with capital calls related to existing limited partnership investments. The first payment was made on July 14, 2003 totaling $20,000 and the second payment was made on August 4, 2003 totaling $187,500.

9. DERIVATIVE INSTRUMENTS

The Company invests in equity-related derivative contracts, which are warrants in public and private companies. In the normal course of business, the Company acquires the warrants in connection with its investment banking services and holds them for long-term investment purposes.

Warrants represent the rights to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the warrants, which are not exchange traded, is typically limited to the unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value.

10. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At June 30, 2003, the Company has net capital of $4,438,458 computed under the alternative method, which is $4,176,958 in excess of its required net capital.

12. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

* * * * * *

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com

Deloitte & Touche

August 26, 2003

Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, California 92660

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of Roth Capital Partners, LLC (the "Company") for the year ended June 30, 2003 (on which we issued our report dated August 26, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP